Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014
(Loss) income before income taxes	$6.8	$(42.3)	$(142.0)	$(71.7)	$68.7
Plus:
Fixed charges	8.9	16.1	13.4	5.5	8.9
Amortization of capitalized interest	0.8	1.8	1.9	1.7	0.7
Less:
Interest capitalized	0.1	0.6	0.7	1.0	6.9
Earnings (loss)	16.4	(25.0)	(127.4)	(65.5)	71.4
Interest (A)	7.3	13.8	10.6	3.9	7.1
Amortization of deferred financing costs	1.3	1.6	1.5	0.5	0.9
Interest portion of rental expense	0.3	0.7	1.3	1.1	0.9
Fixed Charges	$8.9	$16.1	$13.4	$5.5	$8.9
Ratio of Earnings to Fixed Charges	1.84	(B)	(B)	(B)	8.02

(A) Amount includes interest expense on debt and capitalized interest during the period.

(B) For the year ended December 31, 2017, there was a deficiency of earnings to cover the fixed charges of $8.9 million. For the year ended December 31, 2016, there was a deficiency of earnings to cover the fixed charges of $114.0 million. For the year ended December 31, 2015, there was a deficiency of earnings to cover the fixed charges of $60.0 million. Accordingly, the ratios for these periods have not been presented.